

June 13, 2012

Via E-mail
Jonathan C. Clark
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

>   **Re: SLM Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 8-K Filed May 7, 2012**
>   **File No. 001-13251**

Dear Mr. Clark:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.   We note that you have not included quantified tabular disclosure of your loan portfolio or your Allowance for Loan Losses for the most recent five years as required by Item III and Item IV of Guide 3 for Bank Holding Companies, respectively. Please revise your disclosure in future filings to include this statistical disclosure, or tell us why you do not believe it is required.

<u>Item 1. Business, page 2</u>

2.   We note your disclosures that new federal law requires that all new federal loans be made through the Direct Student Loan Program (DSLP) rather than through the Federal Family Education Loan Program (FFELP). Please tell us and revise future filings to address the following:

- Describe what your role will be as a servicer of DSLP loans, particularly in contrast with your role as servicer and/or originator of FFELP loans.

- Noting your disclosure that the majority of your income continues to be derived from your portfolio of FFELP loans, describe any plans you have to replace that source of income as the portfolio amortizes.

- Noting your disclosure on page 31 that the vast majority of your Business Services segment revenue is from servicing and collecting on FFELP loans, explain the extent to which you expect the activities you are targeting for expansion (described on page 31) will offset revenue declines in this area.

<u>Upromise, page 6</u>

3.   You disclose that you generate transaction fees through your Upromise consumer savings network, through which members have earned $660 million in rewards by purchasing various products. You go on to disclose that you earn a fee for the marketing and administrative services you provide to companies that participate in the Upromise savings network. Furthermore, we note your disclosure in Note 2 that cash rebates that Upromise members earn from qualifying purchases from Upromise's participating companies are held in trust for the benefit of the members, and that Upromise has deposited a majority of the cash with the Bank. Please tell us and consider revising your disclosure in future filings to explain how this program works by addressing the following:

- Describe the source of the cash that is deposited with the Bank in connection with the Upromise rebates. For example, is the cash a portion of the fees that are paid by companies that participate in the Upromise savings network?

- Explain whether there is any expense recorded or associated with Upromise members earning rewards.

<u>Item1A. Risk Factors, page 11</u>

4.   In future filings, beginning with your next Form 10-Q, please include a risk factor that explains that student loans are currently not dischargeable in bankruptcy and describes the impact a change in the law would have on you.

5. In future filings, beginning with your next Form 10-Q, please include a risk factor that specifically addresses the effects the elimination of the FFELP has had, and is expected to have, on your business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Reduce Operating Expenses, page 29

6. Please tell us and revise future filings to provide more details as to how you were able to reduce your operating expenses in the fourth quarter of 2011 and how you intend to reduce operating expenses on a going forward basis.

"Core Earnings" – Definitions and Limitations, page 37

7. We note your tabular disclosure on page 39 and the reconciliations of your Core Earnings adjustments to GAAP on subsequent pages through page 46. Please consider revising your disclosure in future filings to more clearly link your tabular disclosure on page 39 to the reconciliations on subsequent pages. For example, consider separately disclosing your reclassifications from your adjustments to Core Earnings.

Differences between "Core Earnings" and GAAP, page 42

"Core Earnings" Derivatives Adjustments, page 43

8. We note your tabular presentation showing the different adjustments to arrive at total net impact of derivative accounting. In future filings, please provide additional clarifying disclosure of the item(s) included in "other pre-change in derivatives accounting adjustments."

Cumulative Impact of Derivative Accounting under GAAP compared to "Core Earnings," page 45

9. We note your tabular disclosure related to the net impact of unrealized gains/losses under derivative accounting on GAAP equity as well as your disclosure of your unamortized floor premiums. Please tell us and expand your disclosure in future filings to explain the purpose of this disclosure and how management uses this information. In this regard, it appears that you may be trying to provide information that would enable users to derive a non-GAAP equity measure based on your Core Earnings derivative adjustments. If this is the case, please tell us why you chose to present the information in this manner as opposed to in a reconciliation format similar to your reconciliation of GAAP equity to Tangible Economic Capital presented on slide 44 of your Investor Presentation included as Exhibit 99.1 to your Form 8-K filed May 7, 2012.

10.   To the extent that you plan to continue providing this disclosure in its current format, we believe that your disclosure could be improved by clarifying how the adjustment to arrive at the cumulative impact on GAAP equity relates to the derivative accounting adjustment to net income that you disclose on page 43. Please tell us, and consider revising your disclosure in future filings to qualitatively address how this adjustment relates to the Core Earnings adjustment disclosed on page 43 in addition to other components, including taxes, that are included within the adjustment to equity. Additionally, please tell us how the ending impact of derivative accounting on GAAP equity relates to the ending fair value of your derivative assets and liabilities discussed in Note 7 to your consolidated financial statements. For example, consider providing a reconciliation showing how other items, including core earnings premium amortization affect the ending impact of derivative accounting on GAAP equity, in addition to the fair value of your derivative assets and liabilities.

11.   Please also revise your disclosure in future filings to provide more context around the remaining amount of unamortized net floor premiums and the changes from period to period. In this respect, please clarify whether you are continuing to sell new floor income contracts, and discuss the factors that influence your decision whether to sell new floor income contracts.

Business Segment Earnings Summary – "Core Earnings" Basis, page 47

FFELP Loan Segment, page 52

FFELP Loans Net Interest Margin, page 53

12.   Within the tabular net interest margin disclosure, we note the adjustment for GAAP accounting treatment of 0.34% and 0.33% to arrive at the GAAP-basis FFELP Loans net interest margin for the years ended December 31, 2011 and 2010, respectively. We believe that your tabular disclosure could be improved by clarifying what the adjustment for GAAP accounting treatment represents. Please tell us, and consider revising your disclosure in future filings to qualitatively discuss the components of this adjustment and clarify how this adjustment relates to your core earnings adjustments described on prior pages.

Financial Condition, page 57

Summary of Student Loan Portfolio, page 59

Student Loan Activity, page 61

13.   We note your roll-forward of each loan type disclosed, including the line item for repayments/defaults/other. As repayments and defaults of loans are dissimilar in terms of credit quality trends, please tell us why you have aggregated these decreases.

Alternatively, please revise your disclosure in future filings to separately disclose decreases in each loan class due to repayments and defaults.

Private Education Loan Originations, page 63

14.   You disclose that Private Education Loan originations increased by 19 percent to $2.7 billion in 2011 as compared to 2010. However, your tabular disclosure of Private Education Loan Delinquencies and Forbearance trends here as well as your tabular disclosure on page 70 indicates that both loans not yet in repayment and loans with monthly scheduled payments due in 12 months or less declined in 2011 as compared to 2010. Please clarify whether your originations flow immediately into the in-school/grace/deferment category or the loans in repayment and current category. Also, clarify the underlying reason for the declining trends in the categories noted above when originations are increasing, including whether this is due to loan originations in loan types that are not deferred while the student is in-school. Consider revising your disclosure in future filings to address this matter.

Liquidity and Capital Resources, page 75

Sources of Liquidity and Available Capacity, page 76

15.   You disclose on page 76 that of the $2.865 billion in unrestricted cash and cash equivalents as of December 31, 2011, $1.5 billion is held at the Bank and will primarily be used to originate or acquire student loans at the Bank. Furthermore, you disclose that your ability to pay dividends from the Bank is subject to capital and liquidity requirements applicable to the Bank. Please address the following:

- Revise your disclosure in future filings to describe and quantify the restrictions on the Bank's net assets, including whether the restrictions require the consent of a government agency or other third party before the Bank's net assets can be transferred to the parent company;

- Tell us how you considered the disclosure requirements set forth in Rule 4-08(e) of Regulation S-X related to restrictions on your ability to pay dividends; and

- Tell us how you determined that parent company only financial statements were not required. Refer to Rule 5-04 or 9-06 of Regulation S-X.

Counterparty Exposure, page 78

16.   You disclose here as well as on page F-55 that $691 million of your derivative counterparty exposure at December 31, 2011 is related to financial institutions located in France, and of this amount, $498 million carries a guarantee from the French government. You also state that $690 million of this French exposure relates to

derivatives held at your securitization trusts, and as of December 31, 2011, no collateral was required to be posted. Please revise your disclosure in future filings to state the notional amount by type of derivative contract that have exposure to financial institutions in France as well as the French government. Additionally, please clarify in your disclosure whether counterparties parties posted collateral related to these even if they were not required to do so, and quantify the amount posted, if any.

Contractual Cash Obligations, page 80

17. We note that your table of contractual obligations appears to exclude the related interest expense on your long-term debt obligations presumably because (as you point out in footnote 2 to the table) the interest obligations on these notes are predominantly variable in nature. However, it does appear that you use interest rate swaps to manage interest rate risk on certain of your floating rate debt obligations. Accordingly, please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts. To the extent you can reasonably estimate the amount and or/timing of payments that you will be obligated to make under interest rate swaps or similar derivatives you use to manage interest rate risk related to your long-term debt, please ensure these amounts are included in the table and disclose the fact that they are considered in the obligations. To the extent that you are unable to include these derivatives in your disclosure, please clearly state that fact and provide quantification of the amount of your long-term debt covered by these derivatives that have been excluded from the table. Finally, to the extent that you have excluded certain types of interest payments from the table, such as for variable rate debt, please clearly state this fact and provide quantification of the amount of long-term obligations that have these types of interest rates and thus have been excluded from the table.

Critical Accounting Policies and Estimates

Allowance for Loan Losses, page 81

18. You disclose that Private Education Loans which defaulted between 2008 and 2011 for which you have previously charged off estimated losses have, to varying degrees, not met your recovery expectations to date and may continue not to do so, and we note that you continue to disclose this uncertainty on page 51 of your Form 10-Q for the Quarterly Period Ended March 31, 2012. You also disclose in Note 4 that you increased your provision for Private Education Loan losses for the third quarter of 2011 in the amount of $143 million to reflect these uncertainties, and your charge-offs for partially charged-off loans in 2011 was $35 million, which represents the current period recovery shortfall between what was expected to be collected and what was actually collected. Please confirm whether the $35 million charge was in addition to or included within the $143 million increase in your provision.

19.   As a related matter, you disclose in Note 4 that continuing historically high
        unemployment rates may negatively affect future Private Education Loan default and
        recovery expectations over your estimated two-year loss confirmation period and that you
        will continue to monitor defaults and recoveries in light of the continuing weak economy
        and elevated unemployment rates. Please quantify the amount of recoveries for future
        defaults that are estimated and included within your allowance for Private Education
        Loan losses as of the balance sheet date, and consider revising your future filings to
        disclose the reasonably likely events and changes in circumstances that could negatively
        affect your recoveries estimated for future defaults with more specificity by including a
        sensitivity analysis of reasonably likely changes in the key assumptions of your
        recoveries estimate that would have a material effect on your allowance for Private
        Education Loan losses. To the extent that those key assumptions are not already
        described in the filing, please include descriptions of those assumptions.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Changes to Executive Compensation Program for 2012, page 34

20.   Please tell us, and revise your future filings as necessary, whether the Compensation and
        Personnel Committee has the ability to adjust your Cumulative Net Income target level
        set at $3.3 billion at any time through the covered period.

Management Incentive Plan for 2011, page 36

21.   Please provide to us and revise your future filings to include the triggers and targets for
        your 2011 management incentive plan: earnings per share measured on a "core earnings"
        basis; improvement of private education loan charge-offs and delinquencies; operating
        expense reductions; capital adequacy; maintenance of targeted liquidity levels; and
        increases in fee-based income.

22.   Tell us how your Compensation and Personnel Committee determined that the aggregate
        achievement of your objectives was attained at a level of 118.6% of the targets set under
        the 2011 management incentive plan. Please include a description of any formulas or
        metrics that were used in order to determine that exactly 118.6% of your targets were
        met.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, page F-9

Allowance for Loan Losses, page F-12

23.   We note your disclosure on page F-14 regarding changes that were made to your allowance model for Private Education loans in the first quarter of 2011. In particular, you state that your previous model incorporated the estimated impact of macroeconomic factors and collection procedure changes on a qualitative basis. Please clarify whether these factors are now incorporated into your model in a quantitative manner, and if so, how. For example, you disclose that projected defaults are based upon a seasonal average, adjusted to the most recent three to six months of actual collection experience as the starting point and that macroeconomic changes and collection procedure changes are applied to estimate expected losses caused by loss events incurred as of the balance sheet date. Please explain how these factors are applied to your most recent historical default experience to estimate losses incurred in your portfolio at the balance sheet date. Please also address how the current period shortfalls in projected recoveries and ongoing uncertainties around your recovery expectations have been incorporated into your ALLL model.

24.   We note your disclosure on page F-14 stating that the allowance for loan losses on loans classified as troubled debt restructurings represents the present value of the losses that are expected over the remaining life of the loan. Please provide us with more information on the mechanics of your allowance calculation for TDRs, including how it differs from your allowance calculation for the non-TDR portfolio, and revise your disclosure in future filings accordingly. Please also clarify whether impairment on these loans is measured on a loan-by-loan basis or on a pool basis pursuant to ASC 310-10-35-21.

25.   We note your disclosure on page F-15 that certain loan programs do not require any payments until six months after a borrower had graduated or otherwise left school and that consequently loss estimates on these loans are generally low while borrowers are in school. Please tell us whether you periodically obtain updated FICO scores on borrowers not yet in repayment and how such scores – particularly those showing deterioration – are incorporated into your ALLL model.

4. Allowance for Loan Losses

26.   Please revise your roll-forwards of the Allowance for Loan Losses on pages F-30 – F-32 to clarify that your charge-offs are net of expected recoveries which are included in your receivable for partially charged-off loans. Please also confirm whether these charge-offs

are inclusive of the charge-offs reported in the table on page F-37 which reflect current period recovery shortfalls.

Troubled Debt Restructurings, page F-37

27.   You disclose the amount of modified loans that resulted in a troubled debt restructuring, as well as, charge-offs occurring in the troubled debt restructuring portfolio for the three years presented on page F-38. In footnote (2) to the related tabular disclosure, you disclose that the charge-offs included in that table represent loans that charge off at 212 days delinquent during the period that are classified as troubled debt restructurings. Please revise your disclosure in future filings to clarify whether these charge-offs during the period were related to loans that were modified as troubled debt restructurings within the previous 12 months.

28.   As a related matter, please revise your future filings to provide the disclosures required by ASC 310-10-50-34 with respect to payment defaults on loans modified in troubled debt restructurings during the previous 12 months. In this respect, please ensure that you clearly define what you consider to be a payment default or delinquency. Disclosure in a format similar to that provided on page 69 (but only for loans classified as TDRs within the previous 12 months) may be useful.

5. Goodwill and Acquired Intangible Assets, page F-40

29.   We note that the sum of the carrying value of equity for each reporting unit with remaining goodwill as of December 31, 2010 is $3.820 billion as compared to the total book value of $5.012 billion in equity. Please confirm, if true, that the remaining book value of equity in the amount of $1.192 billion is assigned to the four reporting units within the Business Services segment that had no goodwill as of December 31, 2010.

Exhibits

30.   Please tell us the reason for amending and restating the Note Purchase and Security Agreements on January 13, 2012 and whether you reported entering into those amended and restated agreements.

31.   You omitted the schedules and exhibits from Exhibits 10.9, 10.10 and 10.11. Please refile each Amended and Restated Note Purchase and Security Agreement in its entirety.

Form 8-K filed May 7, 2012

Exhibit 99.1

32.   We note that you present measures of capital on slide 44 – including Tangible Economic Capital and Available Risk Capital – which appear to be non-GAAP financial measures

under Item 100 of Regulation G. In future filings please clearly label these measures as non-GAAP measures and briefly describe the reconciling items you have identified in the reconciliation to GAAP Capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director